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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  April, 2002

Commission File Number __________________________________________

Cryopak Industries Inc. (Translation of registrant's name into English)
1053 Derwent Way, Delta, B.C., Canada, V3M 5R4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

News Release

Cryopak and Novartis Partner to Optimize Cold-Chain Management

Vancouver, BC, April 24, 2002 – Cryopak Industries Inc. (OTCBB: CYPKF)(CDNX: CII) is pleased to announce that it has entered into a partnership arrangement with Novartis Pharma to work with the global pharmaceutical leader to systematize and optimize its cold-chain management procedures in North America.

John Morgan, President and CEO of Cryopak commented, “In addition to growing our revenue through the sale of services and providing a significant opportunity for future product sales, the addition of Novartis to our client list, alongside Wyeth Pharmaceutical and GlaxoSmithKline, speaks to the value of our intellectual property and our growing credibility in the pharmaceutical industry.”

Novartis AG is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Novartis Group's ongoing businesses achieved collective sales of USD 17.2 billion and a net income of USD 3.9 billion. The Group invested approximately USD 2.4 billion in R&D. Novartis AG is headquartered in Basel, Switzerland. Novartis Group companies employ about 70,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

Cryopak Industries Inc. develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice(TM) Blanket, flexible hot and cold compresses, gel packs, and instant hot and cold packs. The products are used during transport to ensure critical temperature maintenance for pharmaceuticals, blood, airline food and beverages, seafood and all other perishable items. The Company's products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications. With almost 10 years of experience in research and development, Cryopak also offers expert testing and consulting services to help companies optimize their cold-chain management programs. For more information about Cryopak Industries Inc. or its products, visit the Company's website at www.cryopak.com.

Cryopak Industries Inc. trades on both the OTC Bulletin Board and on the Canadian Venture Exchange (OTCBB: CYPKF and CDNX: CII).

On Behalf the Board of Directors,

“John F. Morgan”

John F. Morgan,

CEO, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain statements contained herein are "forward-looking" statements (as such term is defined in the Private Securities Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ from those expressed or implied.

FOR FURTHER INFORMATION PLEASE CONTACT: Cryopak Industries Inc., Adam Rabiner, Communications Director, (604) 685-3616, Email: info@cryopak.com, Website: www.cryopak.com, or, J. Pollack & Company, Investor Relations, 1-888-733-0466 or (561) 731-2215, Email: jpollack@adelphia.net.

This is the form of material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

CRYOPAK INDUSTRIES INC.

1053 Derwent Way

Delta, B.C.  V3M 5R4

Item 2.

Date of Material Change

April 24, 2002

Item 3.

Press Release

April 24, 2002; Vancouver, B.C.

Item 4.

Summary of Material Change

The Company announces that it has entered into a partnership arrangement with Novartis Pharma to work with the global pharmaceutical leader to systematize and optimize its cold-chain management procedures in North America.

Item 5.

Full Description of Material Change

The Company announces that it has entered into a partnership arrangement with Novartis Pharma to work with the global pharmaceutical leader to systematize and optimize its cold-chain management procedures in North America.

John Morgan, President and CEO of Cryopak commented, “In addition to growing our revenue through the sale of services and providing a significant opportunity for future product sales, the addition of Novartis to our client list, alongside Wyeth Pharmaceutical and GlaxoSmithKline, speaks to the value of our intellectual property and our growing credibility in the pharmaceutical industry.”

Novartis AG is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Novartis Group's ongoing businesses achieved collective sales of USD $17.2 billion and a net income of USD $3.9 billion.  The Group invested approximately USD $2.4 billion in R&D.  Novartis AG is headquartered in Basel, Switzerland. Novartis Group companies employ about 70,000 people and operate in over 140 countries around the world.

Item 6.

Reliance on section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

John F. Morgan, President

Tel:  (604) 515-7977

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 24th day of April, 2002.

“John F. Morgan”

(signature)

John F. Morgan

Name

President

Position

Vancouver, B.C.

Place of Declaration

News Release

Cryopak Signs Investment Banking Agreement With Kirlin Securities

VANCOUVER, BC, May 8, 2002 -- The Company is pleased to announce that it has entered into an Investment Banking Agreement (the "Agreement") with Kirlin Securities, Inc ("Kirlin") of New York.

Kirlin will provide investment banking services, including assisting the Company in areas relating to future financing, mergers and acquisitions. Kirlin will also assist the Company in their efforts to increase shareholder value through a broadened exposure to the financial community in the U.S and abroad.

"We are pleased to have been chosen by Cryopak for their investment banking needs," said Douglas Gass, Managing Director of Investment Banking at Kirlin Securities, Inc. “Their unique products, corporate strategies and their strong leadership is why we are excited to be working with Cryopak during what we believe will be a significant growth period for the Company".

Kirlin is a member of NASD and is a subsidiary of Kirlin Holding Corporation (NASDAQ: KILN), a broad-based financial holding company with activities in investment and merchant banking, e-commerce, securities trading, and money management. For more information, please see www.kirlin.com.

Cryopak Industries Inc. develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice(tm) Blanket, flexible hot and cold compresses, gel packs, and instant hot and cold packs. The products are used during transport to ensure critical temperature maintenance for pharmaceuticals, blood, airline food and beverages, seafood and all other perishable items. The Company's products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications. With almost 10 years of experience in research and development, Cryopak also offers expert testing and consulting services to help companies optimize their cold-chain management programs. For more information about Cryopak Industries Inc. or its products, visit the Company's website at www.cryopak.com.

Cryopak Industries Inc. trades on both the OTC Bulletin Board and on the TSX Venture Exchange (OTCBB: CYPKF and TSX Venture: CII).

ON BEHALF OF THE BOARD OF DIRECTORS,
“John F. Morgan”

John F. Morgan. CEO, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain statements contained herein are "forward-looking" statements (as such term is defined in the Private Securities Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements.

CONTACT: Adam Rabiner, Cryopak Communications Director, (604) 685-3616 or J. Pollack & Company, Investor Relations, toll-free, 888-733-0466 or (561) 731-2215, or by e-mail: info@cryopak.com.

This is the form of material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

CRYOPAK INDUSTRIES INC.

1053 Derwent Way

Delta, B.C.  V3M 5R4

Item 2.

Date of Material Change

April 30, 2002

Item 3.

Press Release

May 8, 2002; Vancouver, B.C.

Item 4.

Summary of Material Change

The Company announces that it has entered into an Investment Banking Agreement with Kirlin Securities, Inc. who will provide investment banking services, including assisting the Company in areas relating to future financing, mergers and acquisitions.

Item 5.

Full Description of Material Change

The Company announces that it has entered into an Investment Banking Agreement with Kirlin Securities, Inc. of New York.  Kirlin will provide investment banking services, including assisting the Company in areas relating to future financing, mergers and acquisitions.  Kirlin will also assist the Company in their efforts to increase shareholder value through a broadened exposure to the financial community in the U.S and abroad.

"We are pleased to have been chosen by Cryopak for their investment banking needs," said Douglas Gass, Managing Director of Investment Banking at Kirlin Securities, Inc. “Their unique products, corporate strategies and their strong leadership is why we are excited to be working with Cryopak during what we believe will be a significant growth period for the Company".

Item 6.

Reliance on section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

John F. Morgan, President

Tel:  (604) 515-7977

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 8th day of May, 2002.

“John F. Morgan”

(signature)

John F. Morgan

Name

President

Position

Vancouver, B.C.

Place of Declaration

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.
By: “Doug Reid” Doug Reid, CFO

Date:  January 8, 2003

* Print the name and title of the signing officer under his signature.